Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168873

Prospectus Supplement
(To Prospectus dated October 25, 2010)

8,050,000 Ordinary Shares

China Cord Blood Corporation

China Cord Blood Corporation is offering 7,000,000 ordinary shares and certain of our shareholders (“Selling Shareholders”) are offering 1,050,000 ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange, or the NYSE, under the symbol “CO.” On November 4, 2010, the last reported sale price of our ordinary shares on the NYSE was $5.66 per ordinary share.

Investing in our ordinary shares involves risks. Please read “Risk Factors” beginning on page S-10.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$4.50	$36,225,000
Underwriting Discounts and Commissions	$0.25	$1,992,375
Proceeds to China Cord Blood Corporation (Before Expenses)	$4.25	$29,767,500
Proceeds to Selling Shareholders (Before Expenses)	$4.25	$4,465,125

The underwriter expects to deliver the ordinary shares on or about November 10, 2010. The underwriter has the option to purchase up to an aggregate of 1,207,500 additional ordinary shares from the Selling Shareholders, at the public offering price, within 30 days of the date of this Prospectus Supplement to cover over-allotments, if any.

Sole Book-Running Manager

Jefferies & Company

Prospectus Supplement dated November 5, 2010.

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document comprises two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus —  the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as at the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of ordinary shares. This prospectus supplement is an offer to sell the ordinary shares offered hereby only under circumstances and in jurisdictions where it is lawful to do so.

In this prospectus supplement, unless otherwise indicated,

•	“we,” “us,” “our company,” “our” or “CCBC” refer to China Cord Blood Corporation, its predecessor entities and its subsidiaries;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;
•	“provinces” of China refers to the twenty-two provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “dollars,” “$” and “U.S. dollars” are to the legal currency of the United States; and
•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

All translations from Renminbi amounts into U.S. dollars as of and for the year ended March 31, 2010 and as of and for the three months ended June 30, 2010 in this prospectus supplement were made at the noon buying rate of RMB6.7815 to $1.00 on June 30, 2010 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

ii

SUMMARY

This prospectus supplement summary highlights selected information included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all the information that you should consider before making an investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section beginning on page S-10 and the financial statements and related notes and other information incorporated by reference, before making an investment decision.

Our Business

We are the leading provider of cord blood banking services in China. We provide cord blood storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. Our Beijing-based subsidiary, Beijing Jiachenhong Biological Technologies Co., Ltd., or Jiachenhong, was the operator of the first licensed cord blood bank in China. As a matter of policy, the PRC government only grants one cord blood banking license per province or municipality. According to a policy paper published by China’s Ministry of Health in December 2005, the PRC government intends to authorize up to ten cord blood banks. To date, it has authorized seven such licenses. Our operations currently benefit from multiple exclusive cord blood banking licenses issued in China, including our licenses for Beijing and Guangdong, and we have entered into a framework agreement to form and obtain 90% ownership in a non-wholly owned subsidiary that will become the operator of the Zhejiang Cord Blood Bank, the sole licensed cord blood bank in Zhejiang province. We also have an investment in a 19.9% equity interest in Qilu Stem Cells Engineering Company Limited, the operator of the exclusive licensed cord blood bank in Shandong province.

Our cord blood banking network is the largest in China. The aggregate number of births in Beijing, Guangdong, Zhejiang and Shandong provinces was estimated to be 2.8 million in 2008, accounting for approximately 73% of the total newborn population in the seven provinces and municipalities that have been authorized or issued cord blood banking licenses to date, according to the National Bureau of Statistics of China. We believe our leading market position and track record of growing our subscriber base position us well to continue to expand our presence in China. With a newborn population of 18.7 million in 2009, China had the second largest newborn population in the world, according to the CIA World Factbook. Cord blood banking as a precautionary healthcare measure is still a relatively new concept in China, with penetration rates that we estimate to be less than 1% of China’s overall newborn population. We expect the demand for cord blood banking services will grow significantly due to factors such as rapidly rising disposable income in the PRC, China’s one-child policy, and increasing public awareness of the benefits of cord blood and haematopoietic stem cell related therapies. Furthermore, our position as the single largest shareholder with 19.1% equity interest in CordLife Limited, or CordLife, the largest cord blood banking operator in Southeast Asia, provides the foundation for further expansion into attractive markets such as India, Indonesia and the other countries in Southeast Asia.

We have developed a highly effective sales and marketing platform that has enabled us to consistently grow our cord blood subscriber base in the markets we serve. Our 297-person sales team has direct access to expectant parents through exclusive collaboration with 220 hospitals in Beijing and Guangdong. We also cooperate with local government family planning agencies and utilize a variety of marketing programs, including media advertising, seminars and pre-natal classes, to further educate expectant parents on the benefits of cord blood banking. Our subscriber base has grown from 10,975 in March 2006 to 141,492 in June 2010.

We generate substantially all of our revenues from subscription fees. The standard payment arrangement for our services consists of processing fees payable at the time of subscription and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective, which typically have a contract period of 18 years. The contracts can be terminated early by the parents at each anniversary of the contract or further extended, at the option of the children, after reaching adulthood. This payment structure provides us with a steady stream of recurring revenue and cash flow. The proportion of our storage fee revenue increased from 14.5% for the year ended March 31, 2009 to 18.5% for the year ended March 31, 2010 and up to 20.9% for the quarter ended June 30, 2010. We expect the percentage of our recurring revenue will continue to grow as we expand our subscriber base.

We recorded revenues and net income of RMB261.5 million ($38.6 million) and RMB54.9 million ($8.1 million), respectively, during our fiscal year ended March 31, 2010. For the three months ended June 30, 2010, we recorded revenues and net income of RMB71.7 million ($10.6 million) and RMB19.0 million ($2.8 million), respectively.

Our Strengths

We are the leading provider of cord blood banking services in China. We believe the following strengths differentiate us from our competitors and enable us to maintain our leadership position:

Leading Market Presence

We are the first and largest cord blood banking operator in China with an exclusive presence in Beijing and Guangdong and a strategic investment in Shandong. We are also in the process of establishing a presence in Zhejiang. As of the date of this prospectus supplement, only seven licenses have been authorized in China, and we are the only market player with multiple licenses and the only China operator with a pan-Asian platform. Amongst cord blood banking operators in China, we have the longest history of delivering high quality cord blood banking services and have established strong brand recognition, which has allowed us to grow our subscriber base from 10,975 in March 2006 to 141,492 in June 2010. We believe that our leadership and track record of subscriber growth makes us an attractive strategic partner for license holders and applicants and positions us well to continue to grow our leading position.

Extensive Hospital Network

We provide our services through exclusive collaboration with 220 hospitals in Beijing and Guangdong. Our extensive hospital network provides us with a platform for cord blood collection and allows our 297-person sales force to have direct access to expectant parents. We expect the number of our collaborating hospitals to continue to grow, which will help us further penetrate the markets we currently serve. Our collaborating hospitals and dedicated sales team have enabled us to establish ourselves as a quality cord blood banking service provider in the communities we operate.

Well-Developed and Effective Marketing Programs

We have developed a comprehensive marketing program that aims to increase cord blood banking penetration in the markets we operate by educating expectant parents on the benefits of cord blood, including the following:

•	Joint marketing efforts with our collaborating hospitals such as educational sessions at pre-natal classes and one-on-one discussions with our consultants,
•	Cooperative relationships with several government agencies, including the family planning commission, and
•	An extensive portfolio of promotional materials, including billboards and newsletters that offer detailed information on the importance of cord blood and haematopoietic stem cell therapy in the treatment of blood-related health conditions.

Advanced Infrastructure in Place to Meet Market Demand

We maintain an advanced infrastructure for the transportation, testing, processing and storage of cord blood. Our facilities in Beijing and Guangdong are equipped with state-of-the-art laboratories, storage cylinders, automated monitoring systems and advanced equipment to handle the testing, processing and storage of cord blood. Pursuant to our capacity expansion in 2008 and 2009, we now have the capacity to store up to 750,000 cord blood units with a utilization rate of 20.8% as of June 30, 2010, which provides sufficient room to support further growth. With our existing and planned state-of-the-art equipment and advanced infrastructure in Beijing and Guangdong, we believe we have the ability and capacity to meet increasing market demand.

Experienced Management Team

Our core management team consists of experienced managers and preeminent medical experts, all of whom have in-depth knowledge and significant experience in one or more emerging healthcare sectors in China. Ms. Ting Zheng, our Chairman and Chief Executive Officer, has over 10 years experience in the field of corporate strategy in China’s healthcare industry. Mr. Albert Chen, our Chief Financial Officer, is a CFA charterholder and has over eight years experience in the pharmaceutical and healthcare industries. Dr. Feng Gao, Managing Director of the China Region, has over 20 years of marketing and managerial experience in the healthcare industry and is a medical doctor that formerly practiced at the Beijing Children’s Hospital from 1983 to 1989. Ms. Yue Deng, our chief executive officer in the Beijing division, and Ms. Rui Arashiyama, our chief executive officer in the Guangdong division, each has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. Ms. Xin Xu, our Chief Technology Officer, has over 20 years of experience in Cryobiology research and lectured Cryobiology at Beijing Medical University. We believe our management’s complementary backgrounds, deep experience and in-depth knowledge of China’s healthcare sector provide a strong foundation for our future growth.

Our Strategies

The cord blood banking industry in China is at an early stage of development with significant growth opportunities, due to China’s large population, one-child policy and rapid economic growth. Our goal is to significantly grow our business and build a reputable, committed, caring and socially responsible healthcare company through the following strategies:

Further Penetrate Existing Markets

We plan to further increase cord blood banking penetration in our existing markets by expanding our hospital network, broadening our sales and marketing team, and further promoting public understanding of the benefits of cord blood. Over the years, we have successfully expanded our network of exclusive collaboration with hospitals and aggregate subscriber base from less than 50 hospitals and 10,975 subscribers in March 2006 to 220 hospitals and 141,492 subscribers in June 2010. Our operational track record and in depth understanding of our markets allows us to further increase penetration and grow our existing markets.

Acquire the Right to Operate additional Cord Blood Banks in China

We intend to acquire the right to operate additional cord blood banks in China through investments or acquisitions of existing operators of licensed cord blood banks and license applicants. We successfully completed the acquisition of a 90% ownership stake in Guangzhou Municipality Tianhe Nuoya Bio-engineering Company Limited, or Nuoya, which operates the Guangdong Cord Blood Bank, in May 2007 and a 19.9% investment in Qilu Stem Cells Engineering Company Limited, which operates the Shandong Cord Blood Bank, in May 2010. We recently announced the entry into a framework agreement to form and obtain a 90% interest in a non-wholly owned subsidiary to conduct cord blood banking in Zhejiang province and continue to pursue other potential acquisition opportunities. We believe that our experience in license acquisition and our track record of growing our subscriber base and hospital network positions us to be the preferred strategic partner for license holders and applicants.

Expand Overseas Presence

We believe there are significant opportunities to expand our cord blood banking services into other attractive markets within Asia. We are the single largest shareholder with a 19.1% equity interest in CordLife, a leading cord blood banking operator in Asia. CordLife is a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines, countries with significant populations and annual births of 41,000, 265,000, 52,000, 25.1 million, 4.5 million and 2.5 million, respectively, according to the CIA World Factbook. We plan to leverage on and further enhance our collaboration with CordLife to expand our presence internationally. We believe our extensive expertise and track record will allow us to successfully become a leading pan-Asian cord blood banking platform.

Recent Developments

New Zhejiang License

On September 15, 2010, we announced the execution of a framework agreement to form a non-wholly owned subsidiary with the Blood Center of Zhejiang Province. Through the new entity, we will become the operator of Zhejiang Cord Blood Bank, which is the expected sole licensed cord blood bank in Zhejiang province. The new entity, which is undergoing business registration and regulatory approval procedures, will be 90% owned and controlled by us. Under the framework agreement, we are obligated to invest RMB45 million ($6.6 million) in the form of cash, which will be satisfied by our internal resources. The remaining amounts to be invested for the development of the Zhejiang operations as well as the establishment of the Zhejiang storage operations, which will be financed in part by the proceeds of this offering.

Zhejiang province is one of the most affluent regions in China with a 522,000 newborn population in 2008, according to the National Bureau of Statistics of China. We plan to construct advanced facilities to provide high quality cord blood banking services to this market. In 2011, we plan to build out a local management team to facilitate early market education and increase public awareness of the benefits of storing cord blood in preparation for full-scale commercialization in 2012.

The Financial Results for First Quarter of Fiscal 2011 Ended June 30, 2010

Total revenue for the three months ended June 30, 2010 increased 23.8% to RMB71.7 million ($10.6 million) from RMB57.9 million compared to the same period last year. This was largely attributable to 12,180 new subscribers who signed up during the three months ended June 30, 2010. Fueled by the growth in new subscriber numbers, revenue generated from processing fees increased 16.4% year-over-year to RMB56.7 million ($8.4 million), representing 79.1% of our total revenue. Revenue from storage fees increased 62.9% year over year to RMB15.0 million ($2.2 million), representing 20.9% of our revenue.

Gross profit for the three months ended June 30, 2010 increased to RMB54.4 million ($8.0 million) from RMB41.7 million in the prior year period. Gross profit as a percentage of total revenue increased to 75.9%, from 71.9% in the same period last year, primarily due to favorable change in revenue mix, economies of scale and further cost savings. Storage fees accounted for 20.9% of the total revenue mix in the first quarter of fiscal 2011, as compared to 15.9% for the first quarter of fiscal 2010.

Sales and marketing expense for the three months ended June 30, 2010 increased to RMB10.1 million ($1.5 million), from RMB7.0 million in the prior year period, as we continued to invest in marketing activities and develop new marketing channels. General administration expenses for the quarter increased to RMB19.5 million ($2.9 million), from RMB11.6 million in the same period last year. The increase in general administrative expenses reflected the increase of corporate overheads after listing on the NYSE and the rise in legal and professional expenses. Research and development expense increased to RMB1.5 million ($0.2 million) in the three months ended June 30, 2010, from RMB nil in the prior year period, reflecting our continued efforts to improve profitability and operating efficiency. Operating income and net income attributable to shareholders in the three months ended June 30, 2010 was RMB23.4 million ($3.4 million) and RMB17.6 million ($2.6 million), respectively. Net income attributable to shareholders as a percentage of total revenue for the three months ended June 30, 2010 was 24.5%. Basic earnings per share for the three months ended June 30, 2010 were RMB0.26 ($0.04).

As of June 30, 2010, we had cash and cash equivalents of RMB323.3 million ($47.7 million), compared to RMB280.8 million as of March 31, 2010. As of June 30, 2010, total bank loans were RMB45 million ($6.6 million). The Company continues to expect the number of new subscribers to exceed 58,000 for the fiscal year 2011, which would translate into at least a 30% increase in net revenue. The management team also expects to have an accumulated total number of at least 187,000 subscribers at the end of fiscal year 2011.

Our Revenue Model

As described above, the payment for our services consists of processing fees payable at the time of subscription or by installments over a typical contract period of 18 years, depending on the payment option elected by subscribers, and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenue from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our direct costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010, depreciation expenses, our most significant fixed cost, accounted for 6.5%, 12.6%, 18.3%, and 15.9%, respectively, of our direct costs (cost of revenue), and rental expenses accounted for 2.8%, 4.9%, 4.3% and 3.3%, respectively, of our direct costs. Depreciation as a percentage of direct costs was lower than normal in the year ended March 31, 2008, primarily due to the increase in total direct costs after taking into account the write back of RMB33.0 million in deferred costs. Since a significant portion of our operating costs are fixed, we benefit from economies of scale as the number of units stored at our cord blood banks increases. Based on our operating experience and historical growth, we believe we will be able to generate sufficient processing and storage fees to cover our operating costs. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics.

Corporate Information

Our principal executive offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Our telephone number is (852) 3605-8180.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.chinacordbloodcorp.com. The information contained on our website does not form part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services, Inc., 400 Madison Avenue, Suite 4D, New York, New York 10017; Tel: (212) 750-6474.

The Offering

Ordinary Shares Offered:

By us in this Offering
7,000,000
By the Selling Shareholders
1,050,000
Total
8,050,000
Ordinary Shares Outstanding After this Offering
73,746,350 ordinary shares.
Options to Purchase Additional Ordinary Shares
The Selling Shareholders have granted the underwriter an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,207,500 additional ordinary shares at the public offering price, solely for the purpose of covering over-allotments, if any.
Dividend Policy
We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares for the foreseeable future. Investors seeking cash dividends in the immediate future should not purchase our ordinary shares. See “Dividend Policy” starting on page S-17 of this prospectus supplement.
Use of Proceeds
We will receive net proceeds from this offering of approximately $28.6 million based on the public offering price of $4.50, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering to establish a new storage facility in Zhejiang province, to develop the Zhejiang operation, and for general working capital purposes. We will not receive any of the proceeds from the sale of ordinary shares by the Selling Shareholders. See “Use of Proceeds” for additional information.
Risk Factors
See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, as such factors may be amended, updated or modified periodically in our reports filed with the SEC, for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.
NYSE Symbol
“CO”
Lock-up
We, our directors and executive officers, the Selling Shareholders and Golden Meditech Holdings Limited have agreed with the underwriter not to sell, transfer or dispose of any ordinary shares, or similar securities for a period of 90 days after the date of this prospectus supplement. See “Underwriting” for more information.

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations and cash flow data for the years ended March 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as at March 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F/A for the year ended March 31, 2010. The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F/A for the year ended March 31, 2010. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB
	(in thousands except per share and operating data)
Selected statement of operation data:
Revenues	38,566	261,536	194,537	233,081
Gross profit	28,874	195,806	145,366	172,346
Operating income(1)	14,332	97,193	85,197	125,403
Net income attributable to CCBC shareholders(2)(3)	7,252	49,177	20,695	117,010
Net income/(loss) attributable per ordinary share, basic	0.12	0.82	(0.07)	1.59
Net income/(loss) attributable per ordinary share, diluted	0.12	0.78	(0.07)	1.54
Net income attributable per redeemable ordinary share, basic	0.03	0.22	1.63	3.46
Net income attributable per redeemable ordinary share, diluted	0.03	0.22	1.63	3.41
Selected operating data:
New subscriber sign-ups		45,252	34,678	26,060
New donations accepted		3,390	698	693
Total units stored (end of period)(4)(5)(6)		142,930	94,288	58,912
Units deposited by subscribers (end of period)(6)		129,312	84,060	49,382
Units contributed by donors (end of period)(4)(5)		13,618	10,228	9,530

(1)	Includes:

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB
	(in thousands)
Share-based compensation expenses	—	—	—	3,191
Write-back of deferred revenues (included in revenues)	—	—	—	136,510
Write-back of deferred cord blood processing costs
– included in direct costs	—	—	—	32,946
– included in operating expenses	—	—	—	4,219

Deferred revenue written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	15,601
2006	27,042
2007	53,960
2008	39,907
136,510

Deferred cord blood processing costs written back in the year ended March 31, 2008 related to cord blood storage agreements executed in the following periods:

For the year ended March 31,	RMB
(in thousands)
2005 and before	4,559
2006	7,566
2007	14,141
2008	10,899
37,165
(2)	Reflects a one-time write off of deferred reverse recapitalization costs that amounted to RMB21.6 million ($3.2 million) for the year ended March 31, 2010. Also reflects net other income/(expenses), which includes interest income, interest expense, exchange loss and impairment loss on available-for-sale equity securities of RMB37.4 million and write-off of deferred offering costs of RMB9.5 million for the year ended March 31, 2009. As a result of the change in revenue recognition policy on September 25, 2007, we recognized the previously deferred revenues of approximately RMB136.5 million, related deferred processing costs of approximately RMB37.2 million and related deferred tax expense of RMB14.9 million for the year ended March 31, 2008.
(3)	After taking into account income tax expense of RMB17.8 million, RMB17.9 million and RMB$24.8 million ($3.6 million) for the years ended March 31, 2008, 2009 and 2010, respectively. Jiachenhong was entitled to 50% reduction of PRC income tax for the years ended December 31, 2007 and 2008. Such income tax benefits increased net income and net income per share as follows:

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB
	(in thousands except per share data)
Increase in net income	—	—	3,444	4,395
Increase in basic net income attributable per ordinary share	—	—	0.06	0.08
Increase in diluted net income attributable per ordinary share	—	—	0.06	0.07
Increase in basic net income attributable per redeemable ordinary share	—	—	0.06	0.08
Increase in diluted net income attributable per redeemable ordinary share	—	—	0.06	0.07
(4)	As at period end, “Total units stored” and “Units contributed by donors” take into account the withdrawal of donated units when we are successful in providing matching services.
(5)	Includes 1,253 units received in connection with our acquisition of Nuoya in May 2007.
(6)	Includes subscribers who are delinquent on payments and for whom we have ceased to recognize revenue generated from storage fees.

	For the year ended March 31,
	2010	2010	2009	2008
	$	RMB	RMB	RMB
Summary statement of cash flow data:
Net cash provided by operating activities	5,362	36,365	4,051	68,864
Net cash used in investing activities	(23,424)	(158,849)	(34,444)	(162,853)
Net cash provided by/(used in) financing activities	35,743	242,393	(35,276)	172,002

	As at March 31,
	2010	2010	2009
	$	RMB	RMB
	(in thousands)
Summary balance sheet data:
Cash and cash equivalents	41,412	280,835	161,406
Working capital(i)	36,541	247,800	180,425
Total assets	154,396	1,047,034	696,391
Deferred revenue	19,056	129,229	92,582
Redeemable ordinary shares	—	—	386,577
Share capital	7	46	34
Retained earnings	12,872	87,290	44,082
Total CCBC shareholders’ equity	119,278	808,886	165,542

(i)	Working capital is calculated as total current assets minus total current liabilities.

RISK FACTORS

You should carefully consider the risks described below and in our annual report on Form 20-F/A for the year ended March 31, 2010, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to buy our ordinary shares. These risks are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks or the risks incorporated by reference in this prospectus supplement could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to This Offering

Our recent entry into a framework agreement regarding the formation of a non-wholly owned subsidiary in Zhejiang province is still subject to extensive regulatory review and requires a significant amount of investment and development prior to Zhejiang cord blood bank becoming operational, which may not be received notwithstanding such efforts.

As recently announced, we have entered into a framework agreement concerning the formation of a non-wholly owned subsidiary with the Blood Center of Zhejiang province pursuant to which the new entity will become the operator of Zhejiang Cord Blood Bank, the expected sole licensed cord blood bank in Zhejiang province. The new entity will be 90% owned by us. This transaction involves certain risks, including:

•	We will incur substantial costs during the initial phase with no certainty of generating a material return.
•	At any time during the registration process, the Ministry of Health, or MOH, may decide not to issue a cord blood banking license in Zhejiang. If our registration is unsuccessful, we may have to write off our significant initial investments.
•	The framework agreement we entered into with Blood Center of Zhejiang Province primarily outlines the fundamental principles of mutual cooperation, but fails to provide any specific provisions on the operation of Zhejiang Cord Blood Bank, such as investment amount, construction details, business plans, business models, management structure and operational control. As a result, there are still many uncertainties regarding the transaction details pending a final and definitive agreement being reached between us and Blood Center of Zhejiang Province. We may fail to reach a mutually satisfactory agreement with Blood Center of Zhejiang Province. If this happens, we may lose the opportunity to operate Zhejiang Cord Blood Bank, or we may have to accept a less favorable business model for us. In such circumstances, our financial conditions and results of operations will be materially adversely affected.

Our inability to obtain the commercial opportunity to operate Zhejiang Cord Blood Bank for any reason, including those beyond our control, following our significant investment of resources on this project would have a material adverse effect on our financial condition and prospects.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC regulations, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or “CSRC,” promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 (the “M&A Regulation”). This M&A Regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or “SPVs”, formed for the purpose of listing of the equity interests in the PRC companies on an overseas stock exchange and directly or indirectly controlled by PRC individuals or companies to obtain approval from the CSRC prior to listing their securities on an overseas stock exchange. The application of this M&A Regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of JunZeJun Law Offices, our PRC counsel, that although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary to obtain CSRC approval for this offering because we are not controlled by Chinese legal or natural persons and therefore do not constitute an SPV under the M&A Regulation. Since the M&A Regulation was promulgated, the PRC government has not issued the implementing rules, and there may be some uncertainties as to how this M&A Regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC approval is required, we may face sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising us to halt this offering.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the price of our ordinary shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may need additional capital, and the sale of additional equity securities could result in increased dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in increased dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The issuance of additional ordinary shares upon the exercise of our outstanding warrants or pursuant to a share exchange offer could result in increased dilution to our shareholders and substantial future sales or perceived sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

As of November 2, 2010, we had 13,206,231 outstanding warrants. Each warrant entitles its holder to purchase one ordinary share for $5.00 and will expire at 5:00 pm eastern time on December 13, 2010. If our warrant holders decide to exercise their outstanding warrants, we will issue up to 13,206,231 additional ordinary shares, which constitutes approximately 19.8% of our ordinary shares outstanding before this offering or 15.2% of our ordinary shares outstanding after this offering. Any ordinary shares issued upon exercise of the warrants will be transferable without restriction. On September 13, 2010, we issued a press release announcing that we intend to conduct a share exchange with all existing warrant holders in which we intend to offer to exchange one ordinary share for every eight warrants. We may commence the exchange offer shortly after the completion of this offering. We have agreed to include provisions in the relevant warrant exchange offer documents that would require participating warrant holders to agree to a 45-day period lock-up following the consummation of such exchange offer. The issuance of additional ordinary shares upon the exercise of our outstanding warrants or pursuant to a share exchange offer could result in increased dilution to our shareholders, and sales of these ordinary shares in the public market could cause the price of our ordinary shares to decline.

In addition, upon completion of this offering, we will have 73,746,350 ordinary shares outstanding. All ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. Shares owned by our directors, executive officers and certain other shareholders will be available for sale upon the expiration of the 90-day lock-up period from the date of this prospectus supplement, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ordinary shares could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the “safe harbor” from liability established by the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations, assumptions, estimates and projections about us and our industry and can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected market growth for cord blood banking services in China;
•	market acceptance of cord blood banking in general and our services in particular;
•	our ability to expand our operations, acquire new license and otherwise grow our business;
•	our ability to stay abreast of market trends and technological changes;
•	changes in PRC governmental policies and regulations relating to our industry; and
•	fluctuations in general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations.

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference also contain data related to the cord blood banking industry. These market data include projections that are based on a number of assumptions. The cord blood banking market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus supplement and the accompanying prospectus and the information incorporated herein and therein by reference relate only to events as at the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $28.6 million based on the public offering price of $4.50, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering to establish a new storage facility in Zhejiang province, to develop the Zhejiang operation, and for general working capital purposes.

Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

We will not receive any of the proceeds from any sale of ordinary shares by the Selling Shareholders.

CAPITALIZATION

The following table sets forth our capitalization as at June 30, 2010:

•	on an actual basis;
•	on a pro forma basis to reflect our repurchase of 309,346 ordinary shares of $0.0001 per value for a total consideration of RMB10,721,890 ($1,581,050) during the period from September 24, 2010 to October 11, 2010 pursuant to our market repurchase program; and
•	on a pro forma as-adjusted basis to give effect to: (i) the repurchase of ordinary shares described above; and (ii) the issuance and sale of ordinary shares offered in this offering at the public offering price of $4.50 per ordinary share, after deducting the underwriting discounts, commissions and estimated aggregate offering expenses payable by us of RMB19.8 million ($2.9 million).

You should read this table together with our financial statements and the related notes, the information under “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F/A for the year ended March 31, 2010, and the information under “Summary — Recent Developments.”

	As at June 30, 2010
	Actual		Pro Forma		Pro Forma As-Adjusted
	$	RMB	$	RMB	$	RMB
	(in thousands)
Shareholders’ equity:
Ordinary shares – $0.0001 par value; 250,000,000 shares authorized; 67,025,096, 66,715,750 and 73,715,750 shares issued and outstanding on an actual, pro forma and pro-forma as-adjusted basis, respectively	7	46	7	46	8	51
Additional paid-in capital	107,496	728,983	105,915	718,261	134,498	912,097
Accumulated other comprehensive income	(1,570)	(10,642)	(1,570)	(10,642)	(1,570)	(10,642)
Retained earnings	15,465	104,876	15,465	104,876	15,465	104,876
Total shareholders’ equity	121,398	823,263	119,817	812,541	148,401	1,006,382
Noncontrolling interests	1,792	12,155	1,792	12,155	1,792	12,155
Total equity	123,190	835,418	121,609	824,696	150,193	1,018,537

Except as disclosed above, there have been no material changes to our capitalization since June 30, 2010.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the net book value per ordinary share after this offering.

Our pro forma net tangible book value as at June 30, 2010 was approximately RMB798.6 million ($117.8 million), or RMB12.0 ($1.77) per ordinary share based upon 66,715,750 ordinary shares outstanding as at that date on a pro forma basis after giving effect to our repurchase of 309,346 ordinary shares in our market repurchase program subsequent to that date. Pro forma net tangible book value per ordinary share is calculated by subtracting our total liabilities from our total assets, less intangible assets, net and the amount paid to effect such repurchases of ordinary shares, and dividing that amount by the pro forma number of ordinary shares outstanding as at June 30, 2010.

Without taking into account any other changes in such pro forma net tangible book value after June 30, 2010, other than to give effect to the sale by us of 7,000,000 ordinary shares offered in this offering at the public offering price of $4.50 per ordinary share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as at June 30, 2010 would have been RMB992.4 million ($146.3 million), or RMB13.5 ($1.99) per outstanding ordinary share. This represents an immediate increase in the pro forma net tangible book value of RMB1.5 ($0.22) per ordinary share to our existing shareholders and an immediate dilution in the pro forma net tangible book value of RMB17.1 ($2.51) per ordinary share to purchasers of our ordinary shares in this offering. The following table illustrates such dilution on a per ordinary share basis:

Per Ordinary Share
Public offering price	$4.50
Pro forma net tangible book value as at June 30, 2010	1.77
Increase in pro forma net tangible book value to existing shareholders attributable to the offering	0.22
As-adjusted pro forma net tangible book value after giving effect to the offering	1.99
Dilution in pro forma net tangible book value to new investors in the offering	2.51

If the underwriter exercises its option in full to purchase up to an aggregate of 1,207,500 additional ordinary shares in this offering as described in this prospectus supplement, the pro forma as-adjusted net tangible book value per ordinary share after the offering and the dilution to the new investors would be the same amounts described above.

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise price less than the offering price per share in this offering. As at June 30 and November 2, 2010, there were 13,236,831 and 13,206,231 ordinary shares issuable upon the exercise of outstanding warrants, respectively.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares for the foreseeable future. Investors seeking cash dividends in the immediate future should not purchase our ordinary shares.

Future cash dividends, if any, will be made at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. We can pay dividends only out of our profits or other distributable reserves and dividends or distributions will only be paid or made if we are able to pay our debts as they fall due in the ordinary course of business.

In addition, we are a company with limited liability registered by way of continuation in the Cayman Islands. Substantially all of our operations are conducted through Jiachenhong and Nuoya, our PRC operating subsidiaries. Their ability to make dividend and other payments to us is subject to certain restrictions under PRC law and accounting principles. In particular, Jiachenhong and Nuoya, as foreign-invested enterprises, may pay dividends only if there are accumulated distributable profits, determined in accordance with their articles of association and the PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to their general reserves and only have the right to discontinue allocations to such reserves once the reserve balance has reached 50% of their registered capital. These general reserves are not available for distribution to the shareholders, except in a liquidation, and are not distributable to us in the form of loans, advances or cash dividends. In addition, due to the failure of the law to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends. Limitations on the ability of Jiachenhong and Nuoya to transfer funds to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

MARKET PRICE INFORMATION FOR OUR ORDINARY SHARES

Our ordinary shares have been listed on the NYSE under the symbol “CO” since November 19, 2009. Prior to November 19, 2009, our ordinary shares were quoted on the Over-The-Counter Bulletin Board, under the symbol “CNDZF,” and prior to July 1, 2009 our ordinary shares were not listed or quoted on any exchange or market.

Shares	High	Low
	$	$
Annual Highs and Lows
Fiscal 2010	12.85	5.00
Fiscal 2011 (through November 4)	6.11	3.86
Quarterly Highs and Lows
Fiscal 2010
Second Quarter	7.50	5.98
Third Quarter	12.85	5.39
Fourth Quarter	6.75	5.00
Fiscal 2011
First Quarter	6.11	5.00
Second Quarter	5.96	4.00
Third Quarter (through November 4)	5.71	4.95
Monthly Highs and Lows
May 2010	6.00	5.60
June 2010	5.90	5.00
July 2010	5.33	4.96
August 2010	5.04	4.00
September 2010	5.96	3.86
October 2010	5.71	4.95
November (through November 4)	5.66	5.50

SELLING SHAREHOLDERS

The following table sets forth the names of the Selling Shareholders, the numbers of ordinary shares owned by the Selling Shareholders immediately prior to the date of this prospectus supplement and the numbers of ordinary shares offered by the Selling Shareholders pursuant to this prospectus supplement. Percentage of beneficial ownership before this offering is based on 66,746,350 of our ordinary shares outstanding as at November 2, 2010. Beneficial ownership is based on information furnished by the Selling Shareholders and our share ledger maintained by Continental Stock Transfer & Trust Company, as transfer agent for our ordinary shares.

	Beneficial Ownership Before Offering(1)			Number of Shares Offered(2)		Beneficial Ownership After Offering(2)
Selling Shareholder	Number		Percentage			Number	Percentage
New Horizon Cellstar Investment Co. Limited	2,501,320		3.7%	563,356		1,937,964	2.6%
Time Galaxy Limited(3)	409,216		0.6%	95,167		314,049	0.4%
Time Region Holdings Limited	409,216		0.6%	95,167		314,049	0.4%
Muaratai Investments Limited	389,134		0.6%	90,496		298,638	0.4%
Super Castle Investments Limited	342,500	(4)	0.5%	159,302	(4)	183,198	0.2%
Jennifer J. Weng	100,000	(5)	0.1%	46,512		53,488	0.1%
Total	4,151,386		6.2%	1,050,000		3,101,386	4.6%

(1)	Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned and the percentage ownership of a Selling Shareholder, shares underlying options held by such Selling Shareholder that are either currently exercisable or exercisable within 60 days from November 2, 2010 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other Selling Shareholders.
(2)	Assumes the underwriter’s over-allotment option is not exercised.
(3)	The ultimate beneficial owner of the shares held by Time Galaxy Limited is Mr. Yungang (Ken) Lu who is one of our directors.
(4)	Super Castle Investments Limited is controlled by Mr. Mark D. Chen, our director, who is also the spouse of Ms. Jennifer J. Weng, also our director. Does not include 1,291,667 shares underlying warrants held by Pantheon China Acquisition Limited, a company controlled by Mr. Chen, or 100,000 shares held by Ms. Weng.
(5)	Ms. Jennifer J. Weng is the spouse of our director, Mr. Mark D. Chen. Does not include 1,291,667 shares underlying warrants held by Pantheon China Acquisition Limited, a company controlled by Mr. Mark D. Chen.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as at the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to China Cord Blood Corporation.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our shareholders in respect of the issue or transfer of our ordinary shares. However, an instrument transferring title to an ordinary share, if brought into or executed in the Cayman Islands, would be subject to a nominal stamp duty.

PRC Taxation

The following is a summary of the material PRC tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation (“SAT”) issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as at January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us or any of our non-PRC subsidiaries (i.e., CCBS, CSC Holdings, CSC South, CSC East (Hong Kong) and CSC East (BVI)). If the PRC tax authorities determine that we are, or any of our non-PRC subsidiaries is, a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, we and/or such subsidiary could be subject to the enterprise income tax at a rate of 25% on our and/or such subsidiary’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from enterprise income tax. As a result, if we and each of our non-PRC subsidiaries are treated as a “qualified resident enterprise,” all dividends paid from our PRC subsidiaries to us (through our non-PRC subsidiaries) should be exempt from the PRC enterprise income tax.

As at the date of this prospectus supplement, there has not been a definitive determination by us, any of our non-PRC subsidiaries or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of us or any of our non-PRC subsidiaries. However, since it is not anticipated that we or any of our non-PRC subsidiaries would receive dividends or generate other income in the near future, we and our non-PRC subsidiaries are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We and our non-PRC subsidiaries will make any necessary tax payment if we or any of our non-PRC subsidiaries (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we are or any of our non-PRC subsidiaries is a resident enterprise under the EIT Law, and if we or any of our non-PRC subsidiaries were to have income in the future.

Dividends From PRC Operating Subsidiaries

If we are or any of our non-PRC subsidiaries is deemed to be a PRC “non-resident enterprise” and receives dividends from a subsidiary that is determined to be a PRC “resident enterprise” (assuming such dividends were considered sourced within the PRC), such dividends may be subject to a 10% PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to “non-resident enterprises” which (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We and our non-PRC subsidiaries are holding companies and substantially all of our income and that of such subsidiaries should be derived from dividends. Thus, if we are or any of our non-PRC subsidiaries is considered a “non-resident enterprise” under the EIT Law and the dividends paid to us or such subsidiaries are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

We are a Cayman Islands holding company which indirectly owns a 90% equity interest in a subsidiary in the British Virgin Islands (CSC South), which in turns owns a 100% equity interest in Nuoya, a PRC company. We also indirectly own a 100% equity interest in a Cayman Islands subsidiary (CSC Holdings), which in turn owns a 100% equity interest in Jiachenhong, a PRC company. As a result, if either CSC South or CSC Holdings were treated as a “non-resident enterprise” under the EIT Law, then dividends that CSC South or CSC Holdings receives from, respectively, Nuoya or Jiachenhong (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Similarly, if CCBS were treated as a “non-resident enterprise” under the EIT Law, and CSC Holdings were treated as a “resident enterprise” under the EIT Law, then dividends that CCBS receives from CSC Holdings (and assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Finally, if CCBS were treated as a “resident enterprise” under the EIT Law, and we were treated as a “non-resident enterprise” under the EIT Law, then dividends we receive from CCBS (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Although we do not expect to be characterized as a resident enterprise because our managerial body as well as our office are located in Hong Kong rather than within the PRC, as at the date of this prospectus supplement, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or any of our non-PRC subsidiaries. As described above, however, neither Nuoya nor Jiachenhong are expected to pay any dividends in the near future. Nuoya, Jiachenhong, or any of our non-PRC subsidiaries that are determined to be “resident enterprises” will make any necessary tax withholding if, in the future, Nuoya, Jiachenhong, or any of such non-PRC subsidiaries were to pay any dividends and Nuoya, Jiachenhong, or any of such non-PRC subsidiaries (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that the recipient of the dividend is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Ordinary Shares

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of our ordinary shares may be subject to income tax under the PRC tax laws. As indicated below, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of gains that non-resident investors may realize from the sale or transfer of our ordinary shares (regardless of whether such gains would be regarded as income from sources within the PRC), but we would have an obligation to withhold PRC income tax at the applicable rate described below (subject to reduction by applicable tax treaties) on dividends that non-resident investors receive from us if such dividends are regarded as income derived from sources within the PRC.

Under the EIT Law and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises (but not individuals) which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

Under the PRC Individual Income Tax Law and its implementing rules, a potential 20% PRC withholding tax may be applicable to dividends payable to non-resident investors who are individuals and who (i) are not domiciled in the PRC and do not reside in the PRC or (ii) are not domiciled in the PRC and have resided in the PRC for less than one year, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our ordinary shares by such investors may be subject to a 20% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to our ordinary shares, or the gain non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to non-resident investors. In addition, non-resident investors in our ordinary shares may be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of our ordinary shares and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC tax on the gain from the sale or transfer of our ordinary shares. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days from the date of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax on any gain realized from the sale or transfer of our ordinary shares if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB2,000, and in egregious cases, may impose a fine ranging from RMB2,000 to RMB10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50 percent to 500 percent of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares pursuant to the exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars. As discussed further in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the SEC on July 16, 2010 and as amended by our Annual Report on Form 20-F/A filed with the SEC on October 20, 2010, under the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of CCBC After the Redomestication and the Share Exchange,” this discussion also assumes that we are treated as a foreign corporation for U.S. federal income tax purposes.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits. Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such cash distribution, if any, in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NYSE. Although our ordinary shares are currently listed on the NYSE,

U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any such cash dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2011, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Any such dividends generally will constitute foreign source income for U.S. foreign tax credit limitation purposes and generally will constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.” If a PRC tax applies to any such dividends paid to a U.S. Holder on our ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such U.S. Holder’s U.S. federal taxable income or a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividend, an individual U.S. Holder may be entitled to a reduced rate of withholding under the U.S.-PRC Tax Treaty, if such U.S. Holder is considered a resident of the United States and otherwise meets the requirements of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2011). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations. Subject to the U.S.-PRC Tax Treaty, any such gain or loss generally will be U.S. source income or loss for U.S. foreign tax credit limitation purposes.

If a PRC tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such U.S. Holder’s U.S. federal taxable income or a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder should be entitled to treat such gain as PRC source under the U.S.-PRC Tax Treaty, if such U.S. Holder is considered a resident of the United States and otherwise meets the requirements of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either: at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such U.S. Holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election” with respect to such shares. A purging election generally creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the NYSE, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder or Non-U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Jefferies & Company, Inc. as the underwriter has agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally and not jointly, 8,050,000 ordinary shares.

The underwriter is offering the ordinary shares subject to its acceptance of the ordinary shares from us and the Selling Shareholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriter is obligated to take and pay for all of the ordinary shares to be sold under the underwriting agreement, if any such ordinary shares are taken. However, the underwriter is not required to take or pay for the ordinary shares covered by the underwriter’s over-allotment option described below. The underwriter is expected to make offers and sales both inside and outside the United States through its selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

The Selling Shareholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,207,500 additional ordinary shares at the public offering price set forth on the cover page of this prospectus supplement, solely for the purpose of covering over-allotments, if any less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any.

The underwriter has advised us that it proposes initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.1475 per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per ordinary share	Without Option	With Option
Public offering price	$4.50	$4.50	$4.50
Underwriting discounts and commissions	$0.25	$0.25	$0.25
Proceeds, before expenses, to CCBC	$4.25	$29,767,500	$29,767,500
Proceeds, before expenses, to the Selling Shareholders	$4.25	$4,465,125	$9,600,019

Total expenses for this offering are estimated to be approximately $1.2 million and payable by us, except for certain out-of-pocket expenses to be borne by the Selling Shareholders.

We have agreed that, without the prior written consent of the underwriter, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; or
•	file any registration statement with the Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares.

These restrictions do not apply to:

•	the sale of ordinary shares to the underwriter in this offering;
•	the issuance by us of ordinary shares upon the exercise of the outstanding warrants issued by Pantheon China Acquisition Corp., our predecessor, in connection with its initial public offering and assumed by Pantheon Arizona Corp. and us in connection with our redomicile to the Cayman Islands (which we refer to as the SPAC Warrants), or pursuant to the terms of our warrant exchange offer, provided that we agree to include provisions in the relevant warrant exchange offer documents to require the holders of the SPAC Warrants to agree that any such shares issued (other than upon such exercise) shall not be transferable by the recipients thereof during the 45-day period following the consummation of such exchange offer;
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the 90-day restricted period; or
•	the grant of options to purchase ordinary shares that would not vest, restricted shares that would not become freely transferable and restricted share units that would not vest, in each case during the 90-day restricted period, under our share incentive plan.

Each of the Selling Shareholders, our directors and executive officers and Golden Meditech Holdings Limited has agreed that, without the prior written consent of the underwriter, it will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for ordinary shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

These restrictions do not apply to transactions related to ordinary shares or other securities acquired in open market transactions after the closing of the offering of the ordinary shares or the exercise, sale, transfer or disposal of any of the SPAC Warrants or any ordinary shares issued upon such exercise and certain other exceptions.

In order to facilitate the offering of the ordinary shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriter may sell more ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriter may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriter may also reclaim selling concessions allowed to dealers for distributing the ordinary shares in the offering, if it repurchases previously distributed ordinary shares to cover short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriter or its affiliates have provided, and continue to provide investment banking and other financial services to us, our affiliates or employees, for which they have received and continue to receive customary fees and commissions.

We, the Selling Shareholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The address of Jefferies & Company, Inc. is 520 Madison Avenue, New York, NY 10022, United States of America.

Selling Restrictions

No action has been taken or will be taken by us or the underwriter in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the ordinary shares in any country or jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the prospectus accompanying it, nor any other offering material or advertisements in connection with this offering or the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.  Neither this prospectus supplement nor the accompanying prospectus:

•	constitutes a disclosure document under Chapter 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (“Corporations Act”);
•	has been, or will be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and
•	may only be provided in Australia other than to select investors who are able to demonstrate that they fall within one or more of the categories of Investors (“Exempt Investors”) available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus supplement or the accompanying prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those ordinary shares for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

The Cayman Islands.  Neither this prospectus supplement nor the accompanying prospectus constitutes a public offer of the ordinary shares or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.  In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) the ordinary shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares to the public may be made in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter; or (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this provision, the expression “an offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.  The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Kingdom of Saudi Arabia.  No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ordinary shares in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ordinary shares may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of

Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ordinary shares will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ordinary shares. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

People’s Republic of China.  Neither this prospectus supplement nor the accompanying prospectus has been or will be circulated or distributed in the PRC, and ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore.  The underwriter has acknowledged that neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriter has represented and agreed that it has not offered or sold any ordinary shares or caused the ordinary shares to be made the subject of an invitation for subscription or purchase and will not offer or sell the ordinary shares or cause the ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement, the accompanying prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 except:
(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
(2)	where no consideration is or will be given for the transfer; or
(3)	where the transfer is by operation of law.

Taiwan.  The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

Japan.  The underwriter will not offer or sell any of our ordinary shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

State of Kuwait.  The ordinary shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the ordinary shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriter to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or the underwriter to obtain copies of this prospectus are required by us and the underwriter to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ordinary shares.

Switzerland.  Neither this prospectus supplement nor the accompanying prospectus constitutes a prospectus within the meaning of Art. 625a of the Swiss Code of Obligations. The ordinary shares may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this prospectus supplement nor any other offering materials relating to the ordinary shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the ordinary shares in Switzerland.

United Arab Emirates.  Neither this prospectus supplement nor the accompanying prospectus is intended to constitute an offer, sale or delivery of ordinary shares or other securities under the laws of the United Arab Emirates (UAE). The ordinary shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. This Offering, the ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus are strictly private and confidential and are being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.  The underwriter has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to us and (ii) it has complied, and will comply with, all applicable provisions of the FSMA and Markets Act 2000 with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Canada.  The ordinary shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this prospectus supplement the filed documents listed below, except as superseded, supplemented or modified by this prospectus supplement or the accompanying prospectus:

•	our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the Commission on July 16, 2010 and as amended by our Annual Report on Form 20-F/A filed with the SEC on October 20, 2010;
•	our Reports of Foreign Private Issuer on Form 6-K submitted to the Commission on September 10, 2010, September 13, 2010, September 15, 2010, October 7, 2010 and November 4, 2010;
•	the description of our ordinary shares contained in our Registration Statement on Form F-1, as amended, under the Securities Act, as originally filed with the SEC on August 28, 2009 (Registration No. 333-161602), under the heading “Description of Securities” and as incorporated into our Registration Statement on Form 8-A, filed with the SEC on November 12, 2009;
•	any Form 20-F, 10-K, 10-Q or 8-K filed with the SEC after the date of this prospectus supplement and prior to the termination of this offering of securities (except to the extent such reports are furnished but not filed with the SEC); and
•	any Report on Form 6-K submitted to the SEC after the date of this prospectus supplement and prior to the termination of this offering of securities, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus supplement.

Potential investors, including any beneficial owner, may obtain a copy of any of the documents summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings incorporated by reference herein without charge by written or oral request directed to China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., attention: Albert Chen. The telephone number of our executive office is (852) 3605-8180.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as at any date other than the date on the front of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.chinacordbloodcorp.com. The information contained in, or that can be accessed through, our website, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP and Jones Day with respect to legal matters of United States federal securities and New York State law. The underwriter is being represented by Shearman & Sterling with respect to certain legal matters as to United States federal securities and New York law and Shearman & Sterling may rely upon King & Wood with respect to matters governed by PRC law. The validity of the ordinary shares offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by JunZeJun Law Offices. Loeb & Loeb LLP and Jones Day may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and JunZeJun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of CCBC and its subsidiaries as at March 31, 2009 and 2010 and for each of the years in the three-year period ended March 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as at March 31, 2010, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the consolidated financial statements of CCBC and its subsidiaries contains explanatory paragraphs that state (i) CCBC completed a share exchange with China Cord Blood Services Corporation (“CCBS”) on June 30, 2009 and the share exchange has been accounted for financial reporting purposes as the issuance of securities by CCBS in exchange for the assets and liabilities of CCBC, accompanied by a recapitalization. The consolidated financial statements of CCBC reflect CCBS’s assets and liabilities at their historical carrying amounts. The results, assets and liabilities of CCBC presented in its consolidated financial statements for periods prior to the completion of the share exchange are those of CCBS; (ii) CCBC established vendor-specific objective evidence for the undelivered cord blood storage services during the year ended March 31, 2008 and began to account for cord blood processing services and storage services as two separate units of accounting in that year and (iii) CCBC has retroactively adopted the accounting standard for consolidation and reclassified non-controlling interests as a component of equity, separately from the equity attributable to the shareholders of CCBC. Net income and other comprehensive income are also attributed to the shareholders of CCBC and the non-controlling interests.

The offices of KPMG are located at 8/F, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus to the extent they constitute matters of PRC law, have been reviewed and confirmed by JunZeJun Law Offices, PRC counsel to us, as experts in such matters, and are included or incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon such review and confirmation. The offices of JunZeJun Law Offices are located at 6/F, South Tower, Financial Street Center, A9 Financial Street, Xicheng District, Beijing 100033, PRC.

PROSPECTUS

$100,000,000

CHINA CORD BLOOD CORPORATION

Ordinary Shares
Preferred Shares
Warrants
Subscription Rights
Debt Securities
Units

14,070,055 Ordinary Shares Offered by the Selling Shareholders Named Herein

We may offer ordinary shares, par value $0.0001 per share, preferred shares, par value $0.0001 per share, warrants, subscription rights, debt securities and/or units from time to time. The selling shareholders named herein (the “Selling Shareholders”) may offer and sell up to 14,070,055 of our ordinary shares owned by such Selling Shareholders under this prospectus. When we decide to sell securities, we will provide specific terms of the offered securities, including the offering prices of the securities, in a prospectus supplement. The securities offered by the Registrant pursuant to this prospectus will have an aggregate public offering price of up to $100,000,000.

The securities covered by this prospectus may be offered and sold from time to time in one or more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our ordinary shares are traded on the New York Stock Exchange under the symbol “CO”.

Our principal offices are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Our telephone number at that address is (852) 3605-8180.

Investing in our securities involves risks. You should consider carefully the risk factors referred to in this prospectus on page 3 and in the applicable supplement to this prospectus before investing in any securities that may be offered.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October 25, 2010

CHINA CORD BLOOD CORPORATION

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements incorporated by reference into this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks discussed under “Risk Factors” on page 3 before making an investment decision.

Unless otherwise stated in this prospectus,

•	references to “CCBC,” the “Company,” “we,” “us” or “our” refer to China Cord Blood Corporation (together with its subsidiaries and affiliated entities);
•	references to “PRC” or “China” refer to the People’s Republic of China;
•	references to “dollars” or “$” refer to the legal currency of the United States; and
•	references to “Renminbi” or “RMB” refer to the legal currency of China.

Overview

We are a leading provider of cord blood storage services in China. We provide cord blood storage services for expectant parents interested in capturing the opportunities made available by evolving medical treatments and technologies such as cord blood transplants. We also preserve cord blood units donated by the public, provide matching services on such donated units and deliver matching units to patients in need of transplants. We have cord blood banking licenses issued by the PRC government authorities and are currently the operator of the sole cord blood banking licensees in Beijing and Guangdong. We also invested in a minority equity interest in Qilu, the exclusive cord blood bank operator in the Shandong province. Beijing and Guangdong had an aggregate of approximately 1.3 million newborns in 2008, according to the National Bureau of Statistics of China. Our Beijing-based subsidiary, Jiachenhong, was the operator of the first licensed cord blood bank in China.

We provide our services through our network of collaborating hospitals in Beijing and Guangdong. These hospital networks offer us the platform for performing cord blood collection services and undertaking a significant portion of our promotion and marketing activities. As at March 31, 2010, we had developed a hospital network consisting of over 90 major hospitals in Beijing. Since our acquisition of Nuoya in May 2007, we have established collaborative relationships with over 110 major hospitals in Guangdong. Nuoya commenced commercial operation after our acquisition and we are seeking to significantly expand our hospital network in this new market. Our acquisition of the right to operate a cord blood bank in Guangdong through our acquisition of Nuoya enabled us to increase the size of the market that we can address. According to the National Bureau of Statistics of China, Guangdong had approximately 1.1 million newborns in 2008.

We generate substantially all of our revenues from subscription fees. We intend to grow our revenues by enlarging our subscriber base and increasing our penetration rates through expanding our hospital networks and enhancing our sales and marketing initiatives. In addition, the nature of our business requires us to deliver our services to our subscribers on a long-term basis. Therefore, the contracts with our subscribers are typically for a period of 18 years. The contracts can be terminated early by the parents or further extended, at the option of the children, after the children reach adulthood. The payment for our services consists of processing fees payable at the time of subscription or by installments over a typical contract period of 18 years depending on the payment option elected by subscribers and storage fees payable by our subscribers on an annual basis for as long as the contracts remain effective. This payment structure enables us to enjoy a steady stream of long-term cash inflow. We expect such long-term cash flow to continue to increase as our subscriber base continues to grow. In addition, we generate a portion of revenues from the fees we charge in providing matching units we collect from public donors to patients in need of transplants.

Our operating costs consist of fixed costs and variable costs. Fixed costs primarily relate to depreciation expenses of our storage facilities and rental expenses. Variable costs primarily relate to labor and raw material consumption. For the years ended March 31, 2008, 2009 and 2010, depreciation expenses, our most significant fixed cost, accounted for 6.5%, 12.6% and 18.3%, respectively, of our direct costs (cost of revenue), and rental expenses accounted for 2.8%, 4.9% and 4.3%, respectively, of our direct costs. The depreciation expense as a percentage of direct costs is lower than normal in the year ended March 31, 2008 was primarily due to the increase in total direct costs after taking into account the write back of RMB33.0 million deferred costs. Since a significant portion of our operating costs are fixed, we benefit from economies of scale as the number of units stored at our cord blood banks increases. Based on our operating experience and historical growth, we believe we will be able to generate sufficient processing and storage fees to cover our operating costs. Moreover, as cord blood banking services are not subject to price control by the PRC government, we have the flexibility to set and adjust our fees in response to changing market dynamics.

We are experiencing a period of significant growth. We expanded our geographic coverage by acquiring the right to operate a cord blood bank in Guangdong through our acquisition of Nuoya in May 2007. In July 2007, we acquired a 12.9% in Cordlife, a provider of cord blood banking services with operations in Singapore, Australia, Hong Kong, India, Indonesia and the Philippines. During the year ended March 31, 2009, we further increased our equity interest in Cordlife. As at March 31, 2010, we owned 16.3% in Cordlife. In June 2010, Cordlife announced a rights issue. The rights issue was subsequently completed in July 2010 and our equity interest in Cordlife increased to 19.1%. On May 6, 2010, we completed the investment in a 19.9% effective interest in Qilu, the exclusive cord blood bank operator in the Shandong province. Each of Qilu’s major shareholders and the seller in that transaction has guaranteed that the dividend income attributable to us in calendar year 2010 will be not less than approximately RMB7.07 million.

CCBC’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Its telephone number is (852) 3605-8180. Our website, which contains additional information about our company, can be accessed at: www.chinacordbloodcorp.com, but that information is not part of this prospectus.

The Securities We May Offer

We may use this prospectus to offer up to $100,000,000 of:

•	ordinary shares;
•	preferred shares;
•	warrants;
•	subscription rights;
•	debt securities; and
•	units, which may consist of any combination of the above securities.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

The Securities That May Be Offered by the Selling Shareholders

This prospectus may also be used by the Selling Shareholders named herein to offer up to 14,070,055 ordinary shares.

A prospectus supplement will describe the specific types, amounts, prices, amount of securities to be offered by us, amount of ordinary shares (if any) to be offered by the Selling Shareholders and detailed terms of any of these offered securities, and may describe certain risks in addition to those incorporated by reference herein associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

An investment in our securities involves risk. Before you invest in securities issued by us, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained in or incorporated by reference into this prospectus;
•	the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities;
•	the risks described in our Annual Report on Form 20-F for our fiscal year ended March 31, 2010, as amended on October 19, 2010, on file with Securities and Exchange Commission (the “SEC”), which is incorporated by reference into this prospectus; and
•	other risks and other information that may be contained in, or incorporated by reference from, other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement comprises material risks of which we are aware. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf registration process, we may sell from time to time up to $100,000,000 of any combination of the securities described in this prospectus and the Selling Shareholders named herein may offer and sell up to 14,070,055 of our ordinary shares owned by such Selling Shareholders under this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any documents incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this report relate to, among others:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected market growth for cord blood banking services in China;
•	our ability to grow our business;
•	market acceptance of cord blood banking in general and our services in particular;
•	our ability to expand our operations;
•	our ability to stay abreast of market trends and technological changes;
•	changes in PRC governmental policies and regulations relating to our industry; and
•	fluctuations in general economic and business conditions in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations.

This prospectus also contains data related to the cord blood banking industry. These market data include projections that are based on a number of assumptions. The cord blood banking market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of securities offered by the Company will be used for general corporate purposes, which may include additions to working capital, capital expenditures, financing of acquisitions and other business combinations, investments in or extensions of credit to our subsidiaries and the repayment of indebtedness.

We will not receive any portion of the net proceeds by the Selling Shareholders from the sale of their shares.

RATIO OF EARNINGS TO FIXED CHARGES

CCBC’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended March 31,
	2010	2009	2008
Ratio of earnings to fixed charges	19.2	30.1	194.2

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include income before income tax from continuing operations plus fixed charges and subtract noncontrolling interest in income before tax of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest on the short term loan and the estimated interest component of operating lease expense. As of the date of this prospectus, we have no preferred shares outstanding and have not declared or paid any dividends on preferred shares for the periods set forth above.

Earnings:

	Year Ended March 31,
RMB’000	2010	2009	2008
Income before income tax	79,663	42,299	135,702
Add: Fixed charges
Interest expenses	2,431	—	—
Interest component of operating lease expense(1)	1,944	1,453	696
Total fixed charges	4,375	1,453	696
Less: noncontrolling interest in income before tax of subsidiaries that have not incurred fixed charges	—	—	(1,255)
Earnings	84,038	43,752	135,143

(1)	The interest component of operating lease expense represents one-third of rents, which is deemed representative of the interest component of operating lease expense.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization and indebtedness will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF ORDINARY SHARES

A description of our ordinary shares can be found in our Registration Statement on Form F-1, as amended, under the Securities Act of 1933, as amended (the “Securities Act”), as originally filed with the SEC on August 28, 2009 (Registration No. 333-161602) under the heading “Description of Securities” and as incorporated into the Company’s Form 8-A, filed with the SEC on November 12, 2009, which description is incorporated by reference herein.

DESCRIPTION OF PREFERRED SHARES

CCBC’s Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, CCBC’s Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of CCBC. Although CCBC does not currently intend to issue any preferred shares, CCBC cannot assure you that it will not do so in the future.

As of the date of this prospectus, there are no outstanding shares of preferred stock of any series.

The material terms of any series of preferred shares that we offer, together with any material China, Hong Kong S.A.R. or United States federal income tax considerations relating to such preferred shares, will be described in a prospectus supplement.

DESCRIPTION OF WARRANTS

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

We may issue warrants to purchase ordinary shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued and exercised;
•	the currency or currencies in which the price of such warrants will be payable;
•	the securities purchasable upon exercise of such warrants;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	any material China, Hong Kong S.A.R. or United States federal income tax consequences;
•	the antidilution provisions of the warrants, if any; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of such subscription rights.

General

We may issue subscription rights to purchase ordinary shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our shareholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;
•	the securities for which such subscription rights are exercisable;
•	the exercise price for such subscription rights;
•	the number of such subscription rights issued to each shareholder;
•	the extent to which such subscription rights are transferable;
•	if applicable, a discussion of the material China, Hong Kong S.A.R., or United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;
•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);
•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;
•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and
•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of ordinary shares at such exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the ordinary shares purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. We have filed forms of these documents as exhibits to the registration statement, of which this prospectus forms a part. The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act and will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series. Our debt securities may be convertible or exchangeable into any of our equity or other debt securities.

Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable China, Hong Kong S.A.R., or United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture. For a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Neither indenture limits the amount of debt securities which may be issued. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness. Any such debt securities will be described in an accompanying prospectus supplement.

You should read the applicable indenture and subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;
•	the issue price, expressed as a percentage of the aggregate principal amount;
•	the maturity date;
•	the interest rate per annum, if any;
•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;
•	any optional or mandatory sinking fund provisions or exchangeability provisions;
•	the terms and conditions upon which conversion of any convertible debt securities may be effected, including the conversion price, the conversion period and other conversion provisions;
•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;
•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;
•	any events of default not set forth in this prospectus;
•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;
•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;
•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;
•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;
•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;
•	any restrictive covenants or other material terms relating to the offered debt securities;
•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;
•	any terms with respect to subordination;
•	any listing on any securities exchange or quotation system; and
•	additional provisions, if any, related to defeasance and discharge of the offered debt securities.

Subsequent filings may include additional terms not listed above. Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities to be sold at a substantial discount below the stated principal amount. China, Hong Kong S.A.R., or United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under the senior debt indenture. These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;
•	all capitalized lease obligations;
•	all hedging obligations;
•	all obligations representing the deferred purchase price of property; and
•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities; and
•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Under the terms of the indenture, we covenant, among other things:

•	that we will duly and punctually pay the principal of and interest, if any, on the offered debt securities in accordance with the terms of such debt securities and the applicable indenture;
•	that so long as any offered debt securities are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and (ii) furnish to the trustee and holders of the offered debt securities all interim and annual financial information required to be furnished or filed with the SEC pursuant to Section 13 and 15(d) of the Exchange Act of 1934, as amended, (the “Exchange Act”), and with respect to the annual consolidated financial statements only, a report thereon by our independent auditors;
•	that we will deliver to the trustee after the end of each fiscal year a compliance certificate as to whether we have kept, observed, performed and fulfilled our obligations and each and every covenant contained under the applicable indenture;

•	that we will deliver to the trustee written notice of any event of default, with the exception of any payment default that has not given rise to a right of acceleration under the indenture;
•	that we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, which may affect the covenants or the performance of the indenture or the offered debt securities;
•	that we will do or cause to be done everything necessary to preserve and keep in full force and effect our corporate existence and the corporate, partnership or other existence of certain of our subsidiaries whose preservation is determined to be desirable by our Board of Directors and material to the holders;
•	that we will, and we will cause each of our subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings;
•	that in the event we are required to pay additional interest to holders of our debt securities, we will provide notice to the trustee, and where applicable, the paying agent, of our obligation to pay such additional interest prior to the date on which any such additional interest is scheduled to be paid; and
•	that we will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of the indenture.

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;
•	the ability to make certain payments, dividends, redemptions or repurchases;
•	our ability to create dividend and other payment restrictions affecting our subsidiaries;
•	our ability to make investments;
•	mergers and consolidations by us or our subsidiaries;
•	sales of assets by us;
•	our ability to enter into transactions with affiliates;
•	our ability to incur liens; and
•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

•	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;
•	reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;
•	reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

•	waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);
•	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;
•	makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or
•	waives a redemption payment with respect to any security or change any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent. Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;
•	default in any payment of principal or premium at maturity;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;
•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and
•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right not to comply with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interests through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street name, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or
•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

The Depository Trust Company (“DTC”) is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the U.S Securities and Exchange Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation’s (“NSCC”), and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company (“DTCC”). DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries — either directly or through correspondent relationships.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institutions to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institution in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the U.S. Securities and Exchange Commission.

The 2009 DTCC Board of Directors is composed of 18 directors serving one-year terms. Fourteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions. Two directors are designated by DTCC’s preferred shareholders, which are NYSE Euronext and FINRA, and the remaining two are the chairman and chief executive officer and the president and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

SELLING SHAREHOLDERS

We are registering ordinary shares currently owned by the Selling Shareholders listed below to be sold under this prospectus (the “Shares”).

The following table sets forth the name of the Selling Shareholders, the number of ordinary shares owned by the Selling Shareholders immediately prior to the date of this prospectus and the number of Shares to be offered by the Selling Shareholders pursuant to this prospectus. Percentage of beneficial ownership before this offering is based on 66,746,350 of our ordinary shares outstanding as of October 19, 2010. Beneficial ownership is based on information furnished by the Selling Shareholders and our share ledger maintained by Continental Stock Transfer & Trust Company as transfer agent for our ordinary shares.

The Selling Shareholders may offer for sale all or part of the Shares from time to time. The table below assumes that the Selling Shareholders will sell all of the Shares offered for sale. The Selling Shareholders are under no obligation, however, to sell any Shares pursuant to this prospectus.

	Beneficial Ownership Before Offering(1)			Number of Shares Offered		Beneficial Ownership After Offering
Selling Shareholder	Number		Percentage			Number		Percentage
Asset Managers Holdings Co Ltd(2)	2,845,185		4.3%	1,422,593		1,422,592		2.1%
Great Avenue Investments Limited	2,801,478		4.2%	1,400,739		1,400,739		2.1%
New Horizon Cellstar	2,501,320		3.7%	1,250,660		1,250,660		1.9%
Atlantis China Star Fund	2,464,515		3.7%	907,979		1,556,536		2.3%
HTSS Capital Limited	1,807,382		2.7%	903,691		903,691		1.4%
Megastar Management (China) Ltd	1,429,326		2.1%	714,663		714,663		1.1%
Pantheon China Acquisition Limited	1,291,667	(3)	1.9%	1,291,667	(3)	0		—
The China Development Capital	1,124,165		1.7%	1,124,165		0		—
State Street Bank & Trust Co	1,124,165		1.7%	1,124,165		0		—
Indus Asia Pacific Master Fund Ltd	1,003,507		1.5%	293,859		709,648		1.1%
Huge Ally Investments Limited	728,129	(4)	1.1%	364,065		364,064		0.5%
Bethella Investments Limited	726,383	(5)	1.1%	363,192		363,191	(5)	0.5%
Indus Opportunity Master Fund Ltd	668,971		1.0%	668,971		0		—%
Time Galaxy Limited	409,216	(6)	0.6%	204,608		204,608		0.3%
Time Region Holdings Limited	409,216		0.6%	204,608		204,608		0.3%
Muaratai Investments Limited	389,134		0.6%	194,567		194,567		0.3%
Atlantis China Fortune Fund	389,134		0.6%	194,567		194,567		0.3%
Super Castle Investments Limited	342,500	(7)	0.5%	342,500	(7)	0		—
Kevin Kezhong Wu	564,483	(8)	0.8%	564,483	(8)	0		—
Christina Jun Mu	166,667	(9)	0.2%	166,667(9)		0		—
Jennifer J Weng	100,000	(10)	0.1%	100,000	(10)	0		—
Earlybird Capital Inc.	83,198		0.1%	83,198		0		—
Hunter S Reisner	47,114	(11)	0.1%	47,114	(11)	0		—
Francisco A Garcia	50,667	(11)	0.1%	50,667	(11)	0		—
Qiang Sean Wang	45,000		0.1%	45,000		0		—
Easton Capital Corp Defined Benefit Plan	41,667	(11)	0.1%	41,667	(11)	0		—
Total	23,554,189	(12)	35.3%	14,070,055	(12)	9,484,134		14.2%

(1)	Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned and the percentage ownership of a Selling Shareholder, shares underlying options held by such Selling Shareholder that are either currently exercisable or exercisable within 60 days from October 19, 2010 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other Selling Shareholders.
(2)	On September 1, 2010, Asset Managers Holdings Co., Ltd. changed its name to Ichigo Group Holdings Co., Ltd.
(3)	Includes 1,291,667 ordinary shares issuable upon exercise of warrants held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen, one of our directors. Mr. Chen is the spouse of Ms. Jennifer J. Weng, who is also one of our directors.
(4)	Huge Ally Investments Limited is an indirect subsidiary of Ichigo Group Holdings Co., Ltd. previously known as Asset Managers Holdings Co. Ltd.
(5)	Includes an aggregate of 57,101 ordinary shares for which Bethella Investments Limited disclaims beneficial ownership pursuant to certain Declarations of Trust whereas it acts as Trustee for such shares.
(6)	The ultimate beneficial owner of the shares held by Time Galaxy Limited is Mr. Yungang (Ken) Lu who is one of our directors.
(7)	Super Castle Investments Limited is controlled by Mr. Mark D. Chen, our director, who is also the spouse of Ms. Jennifer J. Weng, also our director. Does not include 1,291,667 shares held by Pantheon China Acquisition Limited, a company controlled by Mr. Chen, or 100,000 shares held by Ms. Weng.
(8)	Includes 333,233 ordinary shares issuable upon exercise of warrants.
(9)	Includes 166,667 ordinary shares issuable upon exercise of warrants.

(10)	Ms. Weng, our director, is the spouse of Mr. Mark D. Chen, also our director. Does not include 342,500 shares held by Super Castle Investments Limited or 1,291,667 shares held by Pantheon China Acquisition Limited, companies controlled by Mr. Chen.
(11)	Includes 41,667 ordinary shares issuable upon exercise of warrants.
(12)	Includes 1,916,568 ordinary shares issuable upon exercise of warrants.

In connection with the formation of Pantheon China Acquisition Corp. (“Pantheon”) on April 10, 2006, an aggregate of 1,250,000 ordinary shares were issued to Super Castle Investments Limited, Mark D. Chen, Christina Jun Mu, Kevin Kezhong Wu, Jennifer J. Weng, Qiang Sean Wang, Hunter S. Reisner, Easton Capital Corp. Defined Benefit Plan and Francisco A. Garcia for $25,000 in cash, at a purchase price of approximately $0.02 per share.

CCBC was formed through a business combination, which involved the merger of Pantheon with and into Pantheon Arizona Corp. (“Pantheon Arizona”), then a wholly owned subsidiary of Pantheon formed for the purpose of effecting a merger, with Pantheon Arizona surviving the merger (the “Merger”) and the conversion and continuation of Pantheon Arizona’s corporate existence from Arizona to the Cayman Islands (the “Redomestication”). Immediately following the Redomestication, the participating shareholders of approximately 93.94% of the issued and outstanding shares of China Cord Blood Services Corporation (“CCBS”) completed a share exchange with Pantheon Arizona, whereby Pantheon Arizona issued 54,345,104 ordinary shares to such participating shareholders of CCBS and Pantheon Arizona changed its name to CCBC, resulting in CCBS becoming a subsidiary of CCBC and the participating shareholders becoming holders of CCBC’s ordinary shares (the “Share Exchange”). Subsequent to the Share Exchange, CCBC entered into agreements to exchange 3,506,136 newly issued CCBC shares for the remaining 6.06% of the issued and outstanding shares of CCBS on terms substantially similar to those of the Business Combination, resulting in CCBS becoming our wholly owned subsidiary.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to an aggregate public offering price of $100,000,000. The Selling Shareholders named herein may offer and sell up to 14,070,055 of our ordinary shares owned by such Selling Shareholders under this prospectus. We have registered the securities covered by this prospectus for offer and sale by us and/or the Selling Shareholders so that those securities may be freely sold to the public by us and/or the Selling Shareholders. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

Securities covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices. The securities being offered by this prospectus may be sold:

•	through agents;
•	to or through one or more underwriters on a firm commitment or agency basis;
•	through put or call option transactions relating to the securities;
•	through broker-dealers (acting as agent or principal);
•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;
•	through any other method permitted pursuant to applicable law; or
•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Pursuant to a requirement by the Financial Industry Regulatory Authority, which we refer to as FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We and the Selling Shareholders may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us and the Selling Shareholders to indemnification by us and the Selling Shareholders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us and the Selling Shareholders to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us, our subsidiaries, the Selling Shareholders or their affiliates.

Under the securities laws of some jurisdictions, the securities offered by this prospectus may be sold in those jurisdictions only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.
•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.
•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in the applicable prospectus supplement, we and the Selling Shareholders will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us and the Selling Shareholders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, ordinary shares may be issued upon conversion of or in exchange for debt securities or other securities.

Each series of offered securities, other than the ordinary shares which are listed on the New York Stock Exchange, will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we and the Selling Shareholders make sales to or through one or more underwriters or agents in at-the-market offerings, we and the Selling Shareholders will do so pursuant to the terms of a distribution agreement between us, the Selling Shareholders and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we and the Selling Shareholders will offer and sell our ordinary shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we and the Selling Shareholders may sell ordinary shares on a daily basis in exchange transactions or otherwise as we and the Selling Shareholders agree with the underwriters or agents. The distribution agreement will provide that any ordinary shares sold will be sold at prices related to the then prevailing market prices for our ordinary shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we and the Selling Shareholders also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our ordinary shares or other securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In connection with offerings made through underwriters or agents, we and the Selling Shareholders may enter into agreements with such underwriters or agents pursuant to which we and the Selling Shareholders receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us and the Selling Shareholders under these arrangements to close out any related open borrowings of securities.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us and the Selling Shareholders. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and the Selling Shareholders and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us and the Selling Shareholders to indemnification by us and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We and the Selling Shareholders may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us and the Selling Shareholders or borrowed from us and the Selling Shareholders or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us and the Selling Shareholders in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We and the Selling Shareholders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or in connection with a simultaneous offering of other securities offered by this prospectus.

EXPENSES

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the Company. All of such fees and expenses, except for the SEC registration fee, are estimated.

SEC registration fee		$12,237.76
FINRA fees		$17,663.76
Transfer agent’s fees and expenses	$	*
Legal fees and expenses	$	*
Printing fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:

•	our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the SEC on July 16, 2010 and as amended by our Annual Report on Form 20-F/A filed with the SEC on October 19, 2010;
•	our Current Reports on Form 6-K filed with the Commission on September 13, 2010 and October 7, 2010 (except to the extent such reports are furnished but not filed with the SEC);
•	our Current Reports on Form 6-K filed with the Commission on September 10, 2010 and September 15, 2010;
•	the description of our ordinary shares contained in our Registration Statement on Form F-1, as amended, under the Securities Act of 1933, as amended (the “Securities Act”), as originally filed with the SEC on August 28, 2009 (Registration No. 333-161602) under the heading “Description of Securities” and as incorporated into our Registration Statement on Form 8-A, filed with the SEC on November 12, 2009;
•	any Form 20-F, 10-K, 10-Q or 8-K filed with the SEC after the date of this prospectus and prior to the termination of this offering of securities (except to the extent such reports are furnished but not filed with the SEC); and
•	any Report on Form 6-K submitted to the SEC after the date of this prospectus and prior to the termination of this offering of securities, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

Potential investors, including any beneficial owner, may obtain a copy of any of the documents summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings incorporated by reference herein without charge by written or oral request directed to Albert Chen, Chief Financial Officer; 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. The telephone number at our executive office is (852) 3605-8180.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INDEMNIFICATION

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. CCBC’s Memorandum and Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except that such indemnity shall not extend to any matter in respect of any fraud or dishonesty.

This provision, however, will not eliminate or limit liability arising under federal securities laws. CCBC’s Memorandum and Articles of Association do not eliminate its director’s fiduciary duties. The inclusion of the foregoing provision may, however, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited CCBC and its shareholders. This provision should not affect the availability of a claim or right of action based upon a director’s fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP and Jones Day with respect to legal matters of United States federal securities and New York State law. The validity of the ordinary shares offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by JunZeJun Law Offices.

EXPERTS

The consolidated financial statements of CCBC and its subsidiaries as of March 31, 2009 and 2010 and for each of the years in the three-year period ended March 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2010, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the consolidated financial statements of CCBC and its subsidiaries contains explanatory paragraphs that state (i) CCBC completed a share exchange with China Cord Blood Services Corporation (“CCBS”) on June 30, 2009 and the share exchange has been accounted for financial reporting purposes as the issuance of securities by CCBS in exchange for the assets and liabilities of CCBC, accompanied by a recapitalization. The consolidated financial statements of CCBC reflect CCBS’s assets and liabilities at their historical carrying amounts. The results, assets and liabilities of CCBC presented in its consolidated financial statements for periods prior to the completion of the share exchange are those of CCBS; (ii) CCBC established vendor-specific objective evidence for the undelivered cord blood storage services during the year ended March 31, 2008 and began to account for cord blood processing services and storage services as two separate units of accounting in that year; and (iii) CCBC has retroactively adopted the accounting standard for consolidation and reclassified non-controlling interests as a component of equity, separately from the equity attributable to the shareholders of CCBC. Net income and other comprehensive income are also attributed to the shareholders of CCBC and the non-controlling interests.

The offices of KPMG are located at 8/F, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The statements included in this prospectus and the registration statement under the caption “Risk Factors”, “Enforcement of Civil Liabilities”, and under the caption “Risk Factors”, “History and Current Business” and “Regulation” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the SEC on July 16, 2010 and as amended by our Annual Report on Form 20-F/A filed with the SEC on October 19, 2010, incorporated by reference in this prospectus and the registration statement, to the extent they constitute matters of PRC law, have been reviewed and confirmed by JunZeJun Law Offices, PRC counsel to us, as experts in such matters, and are included or incorporated by reference in this prospectus and the registration statement in reliance upon such review and confirmation. The offices of JunZeJun Law Offices are located at 6/F, South Tower, Financial Street Center, A9 Financial Street, Xicheng District, Beijing 100140, PRC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contract, agreement or document, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, including the Company, which can be accessed at http://www.sec.gov. For further information pertaining to the securities offered by this prospectus and China Cord Blood Corporation, reference is made to the registration statement.

China Cord Blood Corporation furnishes reports and other information to the SEC. You may read and copy any document we furnish at the SEC’s public reference facilities and the website of the SEC referred to above. China Cord Blood Corporation’s file number with the SEC is 001-34541, and we began filing through EDGAR beginning on July 7, 2009.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands by way of continuation as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

We have appointed Law Debenture Corporate Services Inc., 400 Madison Avenue, Ste. 4D, New York, New York 10017, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and JunZeJun Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

JunZeJun Law Offices, our PRC counsel, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. JunZeJun Law Offices has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, security or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by U.S. courts.

CHINA CORD BLOOD CORPORATION

8,050,000 Ordinary Shares

PROSPECTUS SUPPLEMENT

Jefferies & Company

November 5, 2010